September 21, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Chemtura Corporation
Form 10-K Annual Report for the Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-15339

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated September 7, 2006 (the “Comment Letter”) with respect to Chemtura Corporation (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005, Form 10-Q for the fiscal quarter ended March 31, 2006, and Form 10-Q for the fiscal quarter ended June 30, 2006.  Your letter was in response to our initial response letter of July 24, 2006 to your original comment letter of July 10, 2006.

Set forth below are our responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K:

Comment 1:                              We note your response to comment 2 in our letter dated July 10, 2006. Specifically, we note that the supply agreement between you and Sun subsequent to the sale of your Refined Products business to Sun does result in the continuation of activities. We further note that you evaluated the significance of the activities by comparing the expected cash flows to be paid by you after the sale of the Refined Products business to the cash flows that had been generated by your Petroleum Additives business. It is unclear to us how you determined that this comparison is the appropriate method to evaluate the significance of the continuation of activities. In accordance with paragraph 8 of EITF 03-13, please tell us the percentage of Refined Products’ net sales that were purchased by Petroleum Additives prior to the sale of Refined Products. Please also tell us the percent of Refined Products’ net sales Petroleum Additives is expected to purchase under the supply agreement. Please also refer to Example 6 in Exhibit 03-13B of EITF 03-13 for additional guidance. Finally, if you continue to believe that the Refined Products business is properly classified as a discontinued operation, please confirm to us that you will include the disclosures required by paragraph 17 of EITF 03-13 in future filings, as you did not provide such disclosures when you initially classified Refined Products as discontinued.

Response 1:                               In response to Comment 1, the Company is providing additional information regarding the divestiture of the Refined Products business and a toll manufacturing arrangement entered into contemporaneously with the sale of the Refined Products business.

Prior to the divestiture of the Refined Products business, the Company’s Refined Products business and Petroleum Additives business shared a manufacturing facility. This facility was sold to Sun Capital Partners Group Inc. (Sun) as part of the sale of the Refined Products business. Contemporaneous with the sale of the Refined Products business, the Company entered into a toll manufacturing arrangement with Sun whereby Sun would continue to manufacture certain products for Petroleum Additives. The terms of that toll manufacturing arrangement were negotiated on an arm’s-length basis. It should be noted that the goods manufactured for Petroleum Additives prior to and subsequent to the sale are the same products.

Paragraph 8 of EITF 03-13 states that the evaluation as to whether continuing cash flows would be significant should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction. Paragraph 8 of EITF 03-13 further states that the cash flows that would have been expected to be generated by the disposed component should include cash flows from both third-party and intercompany transactions and that the amount of cash flows attributed to intercompany transactions should be determined based on a consideration of the transactions as if they had been between unrelated third-parties.

The Company analogized the terms of the toll manufacturing arrangement to Example 6 of EITF 03-13, taking into consideration the separate cash inflows and outflows of the business prior to and subsequent to the sale date. We determined

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the significance of the continuation of activities by comparing the expected cash outflows to be paid by Petroleum Additives to the expected cash outflows of the Refined Products business. The expected cash outflows subsequent to the disposal were based on 2004 full year results which the Company believed to be representative of expected activities subsequent to the disposal.

The following chart represents the information requested by the Staff in support of the calculation associated with the percentages used by the Company to determine the significance of the continuing activities:

(amounts in millions)

2004 Refined Products net sales to Petroleum Additives	$37.0
2004 Refined Products third-party net sales	264.5
2004 total Refined Products net sales	$301.5

Percentage of Refined Products net sales purchased by Petroleum Additives prior to the sale of Refined Products	12.3%

Under the supply agreement, Petroleum Additives is expected to purchase $37.0 million for the year following inception of the agreement.  The percent of Refined Products’ net sales that Petroleum Additives is expected to purchase under the supply agreement is 12.3%.

In its Form 10-Q for the Quarter Ended September 30, 2006 and future filings, Chemtura will include the disclosures required by paragraph 17 of EITF 03-13 related to the Refined Products discontinued operations substantially as follows:

“Prior to the divestiture of the Refined Products business, the Company’s Refined Products business and Petroleum Additives business shared a manufacturing facility. Contemporaneous with the sale of the Refined Products business, the Company entered into toll manufacturing arrangements with Sun whereby Sun will continue to manufacture certain products for Petroleum Additives. These arrangements extend for up to ten years. For the three month period ended September 30, 2006 and 2005, the Company purchased approximately $XX million and $XX million, respectively, from Sun.  For the nine months ended September 30, 2006 and 2005, the Company purchased approximately $XX million and $XX million, respectively, from Sun.

The Company has classified the transactions as a discontinued operation in the condensed consolidated statements of earnings in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FASB 144”).  Under that Statement the cash flows associated with the continuation of activities are deemed indirect; and

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therefore, the Company evaluated significant continued involvement in the operations of the Refined Products business.  The Company determined that (a) the Company does not have the ability to significantly influence the operating and financial policies of Sun, nor does it have any authority or interest in any of the components of the revenue or profit generating aspects of the Refined Products business; (b) under the terms of the sale agreement, the Company is prohibited from competing with Sun in the Refined Products business; (c) the Company’s rights are limited to oversight rights related to monitoring the manufacture of products to protect the interests of its Petroleum Additives business, a right that is not uncommon in similar arm’s-length arrangements; and (d) the Company can migrate its supply requirements to other manufacturers.”

Comment 2:                              We note your response to comment 3 in our letter dated July 10, 2006.  We believe that the intent of paragraph 45 of SFAS 144 is to capture all disposal gains and losses of long-lived assets (disposal group) that are not reported within discontinued operations within operating profit (loss) of continuing operations.  Please refer to paragraph B116 of SFAS 144 for further guidance.  Please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify your disposal gains and losses on sales of long-lived assets (disposal groups) within operating profit (loss).  Please also amend your June 30, 2006 Form 10-Q reclassify the loss on sale of Industrial Water Additives within operating profit (loss).

Response 2:                               The Company reviewed the requirements of Statement 144, including paragraph B116.  The Company notes that paragraph 45, as well as paragraph B116, clearly dictate presentation requirements if a disposal group is not considered a component of an entity.  Statement 144 does not address the presentation requirements of a disposal group if the disposal group is considered a component of an entity.

The Company evaluated the presentation of the associated gains and losses on the sales of businesses included within other (income) expense, net in our 2005 Form 10-K.  The Company determined the presentation for these gains and losses based upon the following:

(a)          Statement 144 draws a distinction in presentation treatment between disposal groups considered to be a component of an entity and those that are not.  As indicated in our previous response, each of the businesses that generated these gains and losses represented a component of an entity, as defined by paragraph 41 of Statement 144, and as such, no clear guidance exists with regard to their presentation.

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(b)         The loss on the sale of the Industrial Specialties business was presented within other (income) expense, net(1) for the year ended December 31, 2002.  This gain was the subject of previous Comment Letters dated May 22, 2003 through December 5, 2003.  At that time, the Staff did not object to the presentation of such loss as a component of other (income) expense, net. While this transaction was initially accounted for under Statement 121 and APB 30, as noted in paragraph B116 of Statement 144, the Board affirmed the presentation requirements of Statement 121 and, therefore, the subsequent adoption of Statement 144 did not change the classification requirements with respect to the classification of the gain or loss associated with a component of an entity.

(c)          As noted in our previous response, gains on sales of businesses reported in 2005 and 2003 represent adjustments of the gain/(loss) on the sale of the Industrial Colors and Industrial Specialties businesses, respectively.  The decision to include these amounts as a component of other (income) expense, net was based upon the fact that since the original recognition of the gain or loss was reported as a component of other (income) expense, net, the adjustment of such amounts should be presented similarly.

Additionally, the footnotes to the consolidated financial statements included in our 2005 Form 10-K clearly state the amount of each gain or  loss and that such gain or loss was included as a component of other (income) expense, net on the Consolidated Statement of Operations for the applicable periods.

Therefore, the Company maintains that we have complied with what we believed was the original intent of the Staff based upon its previous review.  Secondarily, the Company maintains that we have consistently applied such presentation methodology for all periods presented. Absent clear authoritative guidance on the issue of presentation and given that we have clearly disclosed the presentation in the Statement of Operations for each period in our 2005 Form 10-K, the Company believes that our presentation and disclosures in our 2005 10-K are appropriate.

With respect to the Staff’s comment on the presentation of the sale of the Industrial Water Additives business, the Company notes that the Industrial Water Additives business met the criteria under paragraph 41 of Statement 144, to be considered a component of an entity, and therefore, the Company presented the related loss on the sale within other (income) expense, net based on the rationale listed above.

Based upon prior communications with the Staff regarding the gains and losses on disposal of a component of an entity not presented as a discontinued operation

(1) See Response 3 in our letter to the Commission dated July 24, 2006.

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and absent clear authoritative guidance, the Company has consistently applied its presentation methodology and classified the loss on the sale of the Industrial Water Additives within other (income) expense, net.  Accordingly, the Company believes that our presentation and disclosure in our Form 10-Q for the Quarter Ended June 30, 2006 is appropriate.

Comment 3:                              We note in your response to comment 3 in our letter dated July 10, 2006 that you have not included the gain on the sale of Gustafson seed treatment joint venture within operating profit (loss), as equity method investees are not within the scope of SFAS 144.  However, we note that you have included the equity income from Gustafson within operating profit (loss) because such investment was integral to your operations.  As such, you should also include the gain on the sale of Gustafson within operating profit (loss).  Please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify this gain within operating profit (loss).

Response 3:                               The Company has reviewed the requirements of Statement 144, including paragraph 5.  Paragraph 5 of Statement 144 states, “This Statement does not apply to… (d) financial instruments, including investments in equity securities accounted for under the cost or equity method”.

In the absence of Statement 144’s applicability, the Company looked to APB No. 18 which does not provide specific guidance as to the presentation requirements for the disposition of such interests.  It is the Company’s policy that gains and losses on the sale of investments carried under the equity method are not presented as a component of operating profit (loss).  Absent authoritative literature, the Company consistently applied this accounting policy for the presentation of this amount.

It should be noted that the Company provided full disclosure of this transaction in the footnotes to consolidated financial statements included in our 2005 Form 10-K filing.  This disclosure clearly indicated that the gain was included within other (income) expense, net in the Consolidated Statement of Operations.

The Company notes the Staff’s position that equity income was reported as a component of operating profit (loss) because it was integral to operations; however, this does not change the fact that this is an equity method investment that is specifically excluded from the scope of Statement 144.  Consequently, the Company consistently followed our historical accounting policy of presenting the gain as a component of other (income) expense, net.  Accordingly, the Company believes that the presentation and disclosure in our 2005 Form 10-K is consistent with existing authoritative literature and the Company’s accounting policy and, therefore, is appropriate.

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Comment 4:                              We note your response to comment 3 in our letter dated July 10, 2006.  Please amend your 2005 Form 10-K to restate your consolidated statements of operations to present minority interest in accordance with Rule 5-02(b)(12) of Regulation S-X.

For clarity, we believe the staff’s citation above was intended to cite Rule 5-03 (b)(12) and, therefore, this response is based on that citation.  The Company understands that Rule 5-03(b)(12) indicates that minority interest should be presented as a separate caption within the Consolidated Statement of Operations.

The Company evaluated Rule 5-03(b)(12) in its prior filings and determined that the value associated with minority interest was not considered material in relation to the Company’s loss from continuing operations before income taxes and cumulative effect of accounting change.  For each of the three years ended December 31, 2005, 2004 and 2003 minority interest represented the following percentages:

	2005	2004	2003
Loss from continuing operations before income taxes and cumulative effect of accounting change	1.7%	3.2%	1.5%

Therefore, the Company concluded that the amount of minority interest for each period presented was not material as a component of the sub-total and that other major sub-totals, including Operating profit (loss), Loss from continuing operations before cumulative effect of accounting change and Net Earnings (Loss), would not have been changed as a result of the requirements in 5-03(b)(12).

The Company notes that Rule 4-02 of Regulation S-X states, “if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.  The combination of insignificant amounts is permitted.”  Accordingly, the Company presented minority interest as a component of other (income) expense, net in our 2005 Form 10-K filing.  The Company believes that our presentation is consistent with existing authoritative literature and is therefore, appropriate.

The Company will continue to assess the materiality of minority interest on a prospective basis and, if circumstances change with regard to materiality, the Company will include amounts related to minority interest as a separate component of Net Earnings (Loss).

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Comment 5:                              We note in your response to comment 3 in our letter dated July 10, 2006, that you have not included the accretion of certain of your pension and other post-employment benefits within operating profit (loss) because these obligations were assumed through the acquisition of Witco Corporation. However we believe that all pension and OPEB costs are operating expenses. Please amend your 2005 Form 10-K to restate your consolidated statements of operations to include these expenses within operating profit (loss).

Response 5:                               As the Staff requests, all pension and other post-employment benefit-related costs associated with the current or historical operations of the Company are included within operating profit (loss). However, the accretion of pension and other post-employment benefits that have been presented as a component of other (income) expense, net are related to the 1999 acquisition of Witco Corporation.  In connection with that acquisition, one of the liabilities assumed was the pension and post-retirement obligations for businesses previously operated by Witco Corporation that had been disposed of prior to that acquisition.  Since the operations of those businesses to which the obligations related had been disposed of by Witco Corporation and these were obligations of those discontinued businesses not acquired, the assumption of the obligations was part of the purchase price paid for the operations that were acquired.  Hence, these are effectively debt obligations assumed in a purchase and not the service costs of the acquired businesses and have appropriately been excluded from operating profit (loss).  The accretion of the obligations is accounted for in a manner similar to interest on debt.

The Company believes this is the appropriate presentation for obligations assumed that are not directly a part of the operation acquired. Accordingly, the Company believes that its presentation in the 2005 Form 10-K is appropriate.

Comment 6:                              We note your response to comment 4 in our letter dated July 10, 2006.  In future filings, please describe how the absence of these cash flows will impact your future cash flows from operations, liquidity, and capital resources.

Response 6:                               The Company will comply with the Staff’s request commencing with our Form 10-Q filing for the Quarter Ended September 30, 2006.

Comment 7:                              In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended December 31, 2005.  As such please address the following items, as appropriate:

•                  If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

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•                  Please tell us when you will file your amended Form 10-K.  We remind you that when you file your amended Form 10-K, you should appropriately address the following:

o                 An explanatory paragraph in the reissued audit opinion;

o                 Full compliance with SFAS 154, paragraphs 25 and 26;

o                 Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;

o                 Updated Item 9A disclosures should include the following:

-                  A discussion of the restatement and the facts and circumstances surrounding it;

-                    How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

-                    Changes to internal control over financial reporting; and

-                  Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K

o                 Updated reports from management and your independent auditors regarding your internal controls over financial reporting.

o                 Updated certifications.

Response 7:                               The Company notes the Staff’s comment and refers to our responses above.

Comment 8:                              We note that the reserve related to your civil lawsuits increased on a net basis to $87.5 million as of June 30, 2006 versus $57.6 million as of December 31, 2005 without a discussion as to why you increased the reserve during the six months-ended June 30, 2006.  Considering the materiality of changes in this reserve to your consolidated statements of earnings, the complexity of the civil lawsuits, and the potential significance of the remaining claims, please include a rollforward of your reserve for your civil lawsuits that is broken out by rubber chemicals, EPDM, nitrile rubber, et cetera in future filings.  Please include a sufficiently detailed explanation regarding increases and/or decreases to your reserve that also impacts your consolidated statements of earnings in a sufficient amount of detail to allow investors to understand what occurred during the period in terms of your negotiations and other litigation activities that resulted in additional expense being recognized or previously recognized expense being reserved.  Please provide us with the disclosure that would have been provided in your June 30, 2005 Form 10-Q.

Response 8:                               Exhibit A-1 and A-2 represent a draft of the footnote to be included in future filings given the information included in our Form 10-Q for the Quarter Ended

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June 30, 2006.  Exhibit A-1 represents a clean version of such footnote, while Exhibit A-2 represents a marked version to facilitate your review.

These Exhibits provide simplified disclosure to reflect the staff’s concerns over the complexity of the prior disclosure.  Additionally, we have added clarifying disclosures regarding our approach to recording reserves, and have added a chart to reflect changes in period to period reserve amounts.

We have not broken out our disclosure by litigation reserves for each product area for which litigation reserves have been recorded because the Company believes that to break these reserves out by product area would not give the investor any additional material insight into our antitrust exposure and would compromise the Company’s ability to negotiate favorable settlements by giving plaintiffs more transparency on potential settlement ranges.  Furthermore, the Company believes that disclosing the aggregate amount of reserves that relate to loss contingencies that are probable and reasonably estimable allows investors to assess our exposure under this legal risk.

*                    *                   *

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In connection with our response to your comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•                                          that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are interested in resolving these matters.  We would like to schedule a conference call to discuss these issues and reach a satisfactory resolution.

You may contact Michael Vagnini our Chief Accounting Officer, at (203) 573-3339 to schedule a conference call or discuss any questions regarding this letter.

Very truly yours,

Karen R. Osar

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EXHIBIT A-1

ANTITRUST INVESTIGATIONS AND RELATED MATTERS

Antitrust Investigations

Rubber Chemicals

On May 27, 2004, the Company pled guilty to a one-count information charging the Company with participating in a combination and conspiracy to suppress and eliminate competition by maintaining and increasing the price of certain rubber chemicals sold in the United States and elsewhere during the period from July 1995 to December 2001. The U.S. federal court imposed a fine of $50.0 million, payable in six annual installments, without interest, beginning in 2004. In light of the Company’s cooperation with the U.S. Department of Justice (the “DOJ”), the court did not impose any period of corporate probation.  On May 28, 2004, the Company pled guilty to one count of conspiring to lessen competition unduly in the sale and marketing of certain rubber chemicals in Canada. The Canadian federal court imposed a sentence requiring the Company to pay a fine of CDN $9.0 million (approximately U.S. $7 million), payable in six annual installments, without interest, beginning in 2004. The Company paid (in U.S. dollars) $2.3 million in 2004 and $2.3 million in 2005, in cash, for the U.S. and Canadian fines. Remaining cash payments for the U.S. and Canadian fines are expected to equal (in U.S. dollars) approximately $6.9 million in 2006; $11.5 million in 2007; $16.2 million in 2008; and $18.4 million in 2009. The Company recorded a pre-tax charge of $45.2 million as a component of operating profit (loss) for its fiscal year ended December 31, 2003, as a reserve for the payment of the U.S. and Canadian fines, which represented the present value of the expected payments.  The Company had reserves related to these settlements of $11.6 million and $6.5 million in accrued expenses and $29.9 million and $40.3 million in other liabilities at June 30, 2006 and December 31, 2005, respectively.

The Company and certain of its subsidiaries were previously the subject of a coordinated civil investigation by the European Commission (the “EC”) with respect to the sale and marketing of rubber chemicals.  On December 21, 2005, the Company announced that the EC imposed a fine of Euro 13.6 million (approximately U.S. $16 million) on the Company in connection with the EC’s rubber chemicals investigation.  The amount of the fine reflects the EC’s maximum leniency of a 50 percent reduction in the fine, resulting from the Company’s continual cooperation with the EC throughout its investigation.  In December 2005, the Company recorded a pre-tax charge of $16.1 million for the EC fine, which is included in accrued expenses on the Company’s condensed consolidated balance sheets at December 31, 2005.  The Company paid this fine in April 2006.  As of the date of this periodic report on Form 10-Q, there are no remaining governmental investigations of the Company with respect to its sale and marketing of rubber chemicals.

Other Product Areas

The Company and certain of its subsidiaries are subjects of, and continue to cooperate in, coordinated criminal and civil investigations being conducted by the DOJ, the Canadian Competition Bureau and the EC (collectively, the “Governmental Authorities”) with respect to possible antitrust violations relating to the sale and marketing of certain other products.  The Governmental Authorities are each conducting investigations with respect to various classes of heat stabilizers; nitrile rubber; and, in the case of the DOJ and the Canadian Competition Bureau,

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urethanes and urethane chemicals.  Such investigations concern anticompetitive practices, including price fixing and customer or market allocations, undertaken by the Company and such subsidiaries and certain of their officers and employees. The Company and its subsidiaries that are subject to the investigations have received from each of the Governmental Authorities verbal or written assurances of conditional amnesty from prosecution and fines. The EC has granted conditional amnesty with respect to certain classes of heat stabilizers.  The assurances of amnesty are conditioned upon several factors, including continued cooperation with the Governmental Authorities. The Company is actively cooperating with the Governmental Authorities regarding such investigations.

Internal Investigation

The Company has completed its internal investigation of the Company’s business and products to determine compliance with applicable antitrust law and with the Company’s antitrust guidelines and policies. During the course of its internal investigation, the Company strengthened its training and compliance programs and took certain actions with respect to certain employees, including termination of employment and other disciplinary actions.

Impact upon the Company

The Company does not expect the previously described resolution of the rubber chemicals investigations by the United States, Canada and the EU to have a material adverse effect on its cash flows.  However, the resolution of any other possible antitrust violations against the Company and certain of its subsidiaries and the resolution of any civil claims now pending or hereafter asserted against them may have a material adverse effect on the Company’s financial condition, results of operations, cash flows or prospects. No assurances can be given regarding the outcome or timing of these matters.

Civil Lawsuits

Except for those actions indicated as being subject to a settlement agreement, dismissed by the applicable court or as otherwise provided, the actions described below under “Civil Lawsuits” are in early procedural stages of litigation.  Although the actions described below have not had a material adverse impact on the Company, we cannot predict the outcome of any of those actions. The Company will seek cost-effective resolutions of the various pending and threatened legal proceedings against the Company; however, the resolution of any civil claims now pending or hereafter asserted against the Company or any of its subsidiaries could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.  Except for direct purchaser claims with respect to rubber chemicals, ethylene propylene diene monomer (EPDM), nitrile rubber and urethanes, the Company has not recorded a charge for potential liabilities and expenses in connection with the civil claims not subject to any settlement agreement, because such costs cannot be reasonably estimated at this time.

At June 30, 2006 and December 31, 2005, the Company had reserves related to the civil lawsuits described below of $87.5 million and $57.6 million, respectively, in accrued expenses on its condensed consolidated balance sheets for the US and Canadian civil lawsuits.  We review our reserves for civil lawsuits on a quarterly basis.  We also adjust our reserves quarterly to reflect our current best estimates.  We increased our reserves during the six month period ended June 30,

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2006 to reflect the increase in actual settlement offers in the direct purchaser rubber chemicals, EPDM, nitrile rubber and urethane matters.

U.S. Civil Antitrust Actions

Partially Terminated Global Settlement Agreement. On January 11, 2005, the Company and plaintiff class representatives entered into a Settlement Agreement (the “Global Settlement Agreement”) that was intended to resolve, with respect to the Company, three consolidated direct purchaser class action lawsuits filed against the Company, its subsidiary Uniroyal Chemical Company, Inc., now known as Chemtura USA Corporation (referred to as “Uniroyal” for purposes of the description of the Company’s civil lawsuits), and other companies, by plaintiffs on behalf of themselves and classes consisting of all persons or entities who purchased EPDM, nitrile rubber and rubber chemicals, respectively, in the United States directly from one or more of the defendants or any predecessor, parent, subsidiary or affiliates thereof, at any time during various periods, with the earliest commencing on January 1, 1995. The complaints in the consolidated actions principally alleged that the defendants conspired to fix, raise, maintain or stabilize prices for EPDM, nitrile rubber and rubber chemicals, as applicable, sold in the United States in violation of Section 1 of the Sherman Act and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities.  The Global Settlement Agreement provided that the Company would pay a total of $97.0 million, consisting of $62.0 million with respect to rubber chemicals, $30.0 million with respect to EPDM and $5.0 million with respect to nitrile rubber, in exchange for the final dismissal with prejudice of the foregoing three lawsuits as to the Company and a complete release of all claims against the Company set forth in the lawsuits.

In accordance with its rights under the Global Settlement Agreement, the Company terminated those parts of the settlement covering rubber chemicals and EPDM following the exercise of opt out rights by certain potential members of the applicable classes.  As a result of the Company’s partial termination of the Global Settlement Agreement, the consolidated direct purchaser class action lawsuits relating to rubber chemicals and EPDM continue to proceed in their respective federal district courts.  The Company is negotiating settlements directly with a number of the larger potential claimants in those actions.  The Company’s settlements with respect to certain of these claimants is described below under “Remaining Direct and Indirect Purchaser Lawsuits.”  The nitrile rubber portion of the Global Settlement Agreement has been approved by the United States District Court for the Western District of Pennsylvania.

ParaTec Elastomers Cross-Claims.  A defendant in the class action lawsuit relating to nitrile rubber, ParaTec Elastomers LLC, a former joint venture in which the Company previously owned a majority interest but now has no interest, has asserted cross claims against the Company and its subsidiary Uniroyal in this class action, seeking indemnification for settlements that ParaTec Elastomers LLC has entered into and damages that ParaTec Elastomers LLC has allegedly suffered or may suffer as a result of the Company’s actions, including the Company’s alleged failure to obtain immunity for ParaTec Elastomers with respect to the EC’s investigation of the sale and marketing of nitrile rubber.  The ParaTec Elastomers complaint seeks damages of unspecified amounts, including attorneys’ fees and punitive damages with respect to certain of the alleged causes of action, injunctive relief, pre- and post-judgment interest, costs and

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disbursements and such other relief as the court deems just and proper.  On August 6, 2004, the Company filed a motion to dismiss the cross claims, or in the alternative to compel arbitration.  On September 29, 2005, the motion to dismiss was granted with respect to the plaintiff’s claims of violation of the Connecticut Unfair Trade Practices Act, breach of contract, fraud and promissory estoppel.  The motion to dismiss was denied with respect to the plaintiff’s claims for contractual indemnification pursuant to the ParaTec Elastomers LLC Agreement, breach of fiduciary duty and breach of covenant of good faith and fair dealing.  In addition, the court denied the Company’s motion to compel arbitration.  The Company has appealed the denial of its motion to compel arbitration. The Company believes these claims are without merit, as they relate to conduct occurring exclusively after the ParaTec Elastomers was sold.  No accrual has been made because we believe the likelihood of any loss is remote.

Remaining Direct and Indirect Purchaser Lawsuits. The Company, individually or together with its subsidiary Uniroyal, and other companies, continues to be or has become a defendant in certain direct and indirect purchaser lawsuits filed in federal courts during the period from May 2004 through January 2006 and in certain state court antitrust class action lawsuits filed in state courts during the period from October 2002 to January 2006 involving the sale of rubber chemicals, EPDM, polychloroprene, nitrile rubber, plastic additives, and urethanes and urethane chemicals.

The complaints in these actions (as further described below) principally allege that the defendants conspired to fix, raise, maintain or stabilize prices for rubber chemicals, EPDM, polychloroprene, nitrile rubber, plastic additives, or urethanes and urethane chemicals, as applicable, sold in the United States in violation of Section 1 of the Sherman Act or in violation of certain antitrust statutes and consumer protection and unfair or deceptive practices laws of the relevant jurisdictions and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities. With respect to the complaints relating to the sale of polychloroprene (as further described below), although the Company does not sell or market polychloroprene, the complaints allege that the Company and producers of polychloroprene conspired to raise prices with respect to polychloroprene and the other products included in the complaint collectively in one conspiracy.  In each of the foregoing actions, the plaintiffs seek, among other things, treble damages of unspecified amounts, costs (including attorneys’ fees) and injunctive relief preventing further violations or the improper conduct alleged in the complaint.

Rubber Chemicals. With respect to rubber chemicals, the Company, Uniroyal and other companies remain defendants in the consolidated rubber chemicals direct purchaser lawsuit previously subject to the Global Settlement Agreement.  The Company and Uniroyal are also defendants in a direct purchaser lawsuit filed in the United States District Court, Middle District of Tennessee.

The first direct purchaser lawsuit, as amended, was filed on March 15, 2005 in the United States District Court, Northern District of California. The plaintiffs in this lawsuit consist of the plaintiffs that had been previously subject to the now partially terminated Global Settlement Agreement.  In the fourth quarter of 2005, the Company and Uniroyal entered into settlement agreements with four plaintiffs in this lawsuit.  Pursuant to these settlement agreements, the

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Company paid an aggregate of $50.8 million in exchange for the plaintiffs’ release of their claims against the Company. The settlement agreement with Goodyear Tire & Rubber Company also resolves Goodyear’s federal direct purchaser lawsuit against the Company with respect to sales in the United States of EPDM and polychloroprene, as described below, and the aggregate settlement amount of $50.8 million includes the settlement amount for such other lawsuit.  The settlement represents the majority of the exposure in these cases.  A trial date has not yet been set.

The second lawsuit was filed on June 29, 2006, in the United States District Court, Middle District of Tennessee by Bridgestone Americas Holding, Inc, Bridgestone Firestone North American Tire, LLC, Bandag, Incorporated, and Pirelli Tire, LLC with respect to purchases of rubber chemicals from one or both of the defendants.

The Company and certain of its subsidiaries also remain defendants in seven pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, Pennsylvania, Tennessee and West Virginia between October 2002 and March 2004.  Plaintiffs in the California lawsuit were denied class certification on January 30, 2006. Two of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below. The Company and its defendant subsidiaries have filed motions to dismiss with respect to six of the seven pending lawsuits. Certain motions to dismiss remain pending, and other motions to dismiss have been denied by the applicable court, which are being, or will be, appealed by the Company and its defendant subsidiaries.

EPDM. With respect to EPDM, the Company, Uniroyal and other companies are defendants in four direct purchaser lawsuits, including the consolidated EPDM direct purchaser lawsuit previously subject to the Global Settlement Agreement, filed in the United States District Court, District of Connecticut, the United States District Court, Eastern District of Pennsylvania, and the United States District Court, Northern District of New York between July 2004 and June 2005.  The Pennsylvania action has been transferred, and the New York action has been conditionally transferred, to the United States District Court, District of Connecticut.

The Company and certain of its subsidiaries also remain defendants in fifteen pending putative class action lawsuits for alleged violations of state law with respect to EPDM filed in California, Florida, Iowa, Kansas, Nebraska, New Mexico, New York, North Carolina, Pennsylvania and Vermont between October 2003 and February 2005.  Five of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.

The Company, Uniroyal and other companies are also defendants in one direct multi-product lawsuit described separately under the heading “Multi-Product Lawsuits” below.

Nitrile Rubber. With respect to nitrile rubber, the Company, Uniroyal and other companies are defendants in a multi-product direct purchaser lawsuit involving nitrile rubber, which is described separately below.  The Company and certain of its subsidiaries also remain defendants in fourteen pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, Nebraska, New York, Pennsylvania, Tennessee and Vermont between March 2004 and February 2005.  Five of these lawsuits are multi-product lawsuits and

5

are described under the heading “Multi-Product Lawsuits” below.

Plastics Additives. With respect to plastic additives, the Company and other companies are defendants in one indirect purchaser lawsuit filed in the United States District Court, Eastern District of Pennsylvania in August 2005.  The Company remains a defendant in two pending putative class action lawsuits for alleged violations of state law filed in California and Nebraska between May 2004 and February 2005.

Urethanes. With respect to urethanes, the Company, Uniroyal and other companies are defendants in a consolidated direct purchaser class action lawsuit filed in November 2004 in the United States District Court, District of Kansas. This action consolidates twenty-six direct purchaser class action lawsuits previously described in the Company’s prior periodic reports filed with the Securities and Exchange Commission.  The plaintiffs’ class certification motion is pending.  With respect to Urethanes, the Company remains a defendant in eighteen pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, New York, Pennsylvania and Tennessee, between March 2004 and October 2005.  Five of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.

Multi-Product Lawsuits. The remaining federal purchaser lawsuit is a multi-product lawsuit for alleged violations of state law.  The Company, Uniroyal and other companies are also defendants in a direct purchaser lawsuit filed on November 16, 2004, in the United States District Court, Northern District of Ohio, by Parker Hannifin Corporation and PolyOne Corporation with respect to purchases of EPDM, nitrile rubber and polychloroprene from one or more of the defendants.  This action has been transferred to the District of Connecticut. Parker Hannifin Corporation’s claims with respect to the nitrile rubber portion of this suit have been settled.  All of PolyOne’s claims with respect to this lawsuit have been settled.  In December 2005, the Company and Uniroyal entered into a settlement agreement with Goodyear Tire & Rubber Company with respect to purchases of EPDM and polychloroprene.  This settlement agreement also resolves the federal direct purchaser lawsuit by Goodyear Tire & Rubber Company against the Company with respect to rubber chemicals, as described above.

The Company, its subsidiary Uniroyal, and other companies are defendants in five pending putative indirect purchaser class action lawsuits in five states that each involve multiple products. Two of the outstanding multi-product lawsuits relate to purchases of any product containing rubber and urethane products, defined to include rubber chemicals, EPDM, nitrile rubber and urethanes.  The remaining three outstanding multi-product lawsuits relate to purchases of any product containing rubber and urethane products, defined to include EPDM, nitrile rubber, urethanes.  The complaints in these lawsuits principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in the applicable state and throughout the United States in violation of the laws of that state, and that the plaintiff and the alleged class were injured.

At June 30, 2006, the Company has a remaining reserve of $81.0 million included in accrued expenses on its consolidated balance sheet relating to the Global Settlement Agreement and the remaining direct and indirect purchaser lawsuits.  The $81.0 million accrual covers all direct

6

purchaser antitrust claims in the rubber, EPDM, plastics additives, urethanes and nitrile rubber civil cases in the United States, for which a reasonable estimate can be made.  The accrual represents the Company’s estimate of probable liability on these matters.  The Company periodically reviews its accruals as additional information becomes available, and may adjust its accruals based on later occurring events.  As none of these claims have been reduced to judgment, or are otherwise subject to existing settlements unrelated to the Global Settlement Agreement, the Company is unable to estimate the reasonable possible loss in excess of the accrual, but the aggregate amount claimed in the various matters subject to the accrual is materially in excess of the accrual.  The remaining direct and indirect lawsuits not covered by the accrual are in the early procedural phase of litigation, and therefore, the Company cannot make any reasonable estimate of the probable or reasonably possible liability associated with these cases.

Canadian Antitrust Actions

EPDM. The Company and the plaintiffs in three previously disclosed Canadian class action lawsuits relating to EPDM have entered into a settlement agreement, dated as of September 19, 2005 (the “EPDM Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, the three lawsuits filed in Canada.

The EPDM Settlement Agreement required that the Company pay CDN $4.5 million (approximately U.S. $3.9 million) to the class claimants in Canada covering all direct and indirect purchasers of EPDM during the class period of January 1, 1997 to December 31, 2001 in exchange for the final dismissal with prejudice of the lawsuit as to the Company and its subsidiary defendants and a complete release of all claims against the Company and its subsidiary defendants set forth in the lawsuits.  This settlement amount was accrued in the third quarter of 2005 and was paid in the fourth quarter of 2005. The EPDM Settlement Agreement, which has been approved by the applicable courts, permitted potential class members to opt out of the class and the Company to recover a portion of the settlement funds with respect to those potential class members that chose to opt out of the settlement. The opt-out period expired on March 6 and one class member opted out.  In April of 2006, the Company recovered CDN $338,309 (approximately U.S. $300,000) in previously paid settlement funds related to this opt-out.

Rubber Chemicals. The Company has entered into a settlement agreement, dated December 1, 2005 (the “Rubber Chemicals Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, four Canadian class action lawsuits.

The Rubber Chemicals Settlement Agreement proposes the certification of the lawsuits as class actions for purposes of the settlement and provides that the Company will pay CDN $7.2 million (approximately U.S. $6.5 million) to the class claimants in Canada covering all persons who purchased rubber chemicals products in Canada during the class period of July 1, 1995 to December 31, 2001, in exchange for the final dismissal with prejudice of the lawsuits as to the Company and its defendant subsidiaries and a complete release of all claims against the Company and its defendant subsidiaries set forth in the lawsuits. The Rubber Chemicals Settlement Agreement has been approved by the courts in Ontario, Quebec and British

7

Columbia.  The opt out period during which potential class members may opt out of the class is expected to end on or about September 18, 2006.  The Company may recover a portion of the settlement funds with respect to up to four potential class members who choose to opt out of the settlement.

Polyester Polyols (previously described as Urethanes and Urethane Chemicals). The Company and the plaintiffs in two Canadian class action lawsuits relating to polyester polyols (which is a chemical used in the manufacture of polyurethanes) or products that directly or indirectly contain or are derived from polyester polyols (collectively, “Polyester Polyols”) have entered into a settlement agreement, dated November 8, 2005 (the “Polyester Polyols Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, the Canadian lawsuits.

The Polyester Polyols Settlement Agreement proposes the certification of the lawsuits as class actions for purposes of the settlement and provides that the Company will pay CDN $69,000 (approximately U.S. $60,000) to the class claimants in Canada who purchased Polyester Polyols in Canada during the class period of February 1, 1998 to December 31, 2002, in exchange for the final dismissal with prejudice of the lawsuits as to the Company and its defendant subsidiaries and a complete release of all claims against the Company and its defendant subsidiaries set forth in the lawsuits. The Polyester Polyols Settlement Agreement, which is subject to the approval of the courts in Ontario and Quebec identified above and notice to class members, permits potential class members to opt out of the class and the Company to recover a portion of the settlement funds with respect to certain potential class members that choose to opt out of the settlement.

At June 30, 2006, the Company has a remaining reserve of $6.5 million included in accrued expenses on its consolidated balance sheet relating to the direct and indirect purchaser lawsuits for Canadian matters.

Antitrust Costs

The Company’s antitrust costs, which are comprised primarily of settlements, payments and legal costs, were $45.1 million (pre-tax) for the six months ended June 30, 2006. The antitrust costs included $34.1 million of expense primarily for additional accruals related to settlement offers made to certain rubber chemical plaintiffs and $11.0 million for legal costs associated with antitrust matters.  The Company’s antitrust costs for the second quarter of 2006 include $26.3 million primarily for settlement offers made to certain rubber chemicals claimants and $6.0 million for legal costs associated with the antitrust investigations and civil lawsuits.  The Company expects to continue to incur costs, which may be substantial, until all antitrust investigations are concluded and civil claims are resolved.

The related Reserve Activity is summarized as follows (amounts shown are in thousands):

8

Governmental Reserves:

	U.S. DOJ Fines	Canada Federal Fines	Total U.S. and Canada Fines	European Commission
Reserve Balance 12/31/05	$40,645	$6,150	$46,795	$16,051
Payments	(6,000)	(961)	(6,961)	(16,548)
Antitrust costs, excluding legal fees	—	72	72	—
Accretion - Interest	1,160	181	1,341
Foreign Currency Translation	—	281	281	497
Reserve Balance 06/30/06	$35,805	$5,723	$41,528	$—

Civil Case Reserves:

	U.S. Civil Matters	Canada Civil Matters	Total Civil Matters
Reserve Balance 12/31/05	$51,411	$6,154	$57,565
Payments	(4,308)	(59)	(4,367)
Antitrust costs, excluding legal fees	33,937	59	33,996
Foreign Currency Translation	—	303	303
Reserve Balance 06/30/06	$81,040	$6,457	$87,497

9

EXHIBIT A-2

ANTITRUST INVESTIGATIONS AND RELATED MATTERS

Antitrust Investigations

Rubber Chemicals

On May 27, 2004, the Company pled guilty to a one-count information charging the Company with participating in a combination and conspiracy to suppress and eliminate competition by maintaining and increasing the price of certain rubber chemicals sold in the United States and elsewhere during the period from July 1995 to December 2001. The U.S. federal court imposed a fine of $50.0 million, payable in six annual installments, without interest, beginning in 2004. In light of the Company’s cooperation with the U.S. Department of Justice (the “DOJ”), the court did not impose any period of corporate probation.  On May 28, 2004, the Company pled guilty to one count of conspiring to lessen competition unduly in the sale and marketing of certain rubber chemicals in Canada. The Canadian federal court imposed a sentence requiring the Company to pay a fine of CDN $9.0 million (approximately U.S. $7 million), payable in six annual installments, without interest, beginning in 2004. The Company paid (in U.S. dollars) $2.3 million in 2004 and $2.3 million in 2005, in cash, for the U.S. and Canadian fines. Remaining cash payments for the U.S. and Canadian fines are expected to equal (in U.S. dollars) approximately $6.9 million in 2006; $11.5 million in 2007; $16.2 million in 2008; and $18.4 million in 2009. The Company recorded a pre-tax charge of $45.2 million ~~against results of operations~~as a component of operating profit (loss) for its fiscal year ended December 31, 2003, as a reserve for the payment of the U.S. and Canadian fines, which represented the present value of the expected payments.  The Company had reserves related to these settlements of $11.6 million and $6.5 million in accrued expenses and $29.9 million and $40.3 million in other liabilities at June 30, ~~2006, and $6.5 million in accrued expenses and $40.3 million in other liabilities at December 31, 2005 on its condensed consolidated balance sheets~~2006 and December 31, 2005, respectively.

The Company and certain of its subsidiaries were previously the subject of a coordinated civil investigation by the European Commission (the “EC”) with respect to the sale and marketing of rubber chemicals.  On December 21, 2005, the Company announced that the EC imposed a fine of Euro 13.6 million (approximately U.S. $16 million) on the Company in connection with the EC’s rubber chemicals investigation.  The amount of the fine reflects the EC’s maximum leniency of a 50 percent reduction in the fine, resulting from the Company’s continual cooperation with the EC throughout its investigation.  In December 2005, the Company recorded a pre-tax charge of $16.1 million for the EC fine, which is included in accrued expenses on the Company’s condensed consolidated balance sheets at December 31, 2005.  The Company paid this fine in April 2006.  As of the date of this periodic report on Form 10-Q, there are no remaining governmental investigations of the Company with respect to its sale and marketing of rubber chemicals.

Other Product Areas

The Company and certain of its subsidiaries are subjects of, and continue to cooperate in, coordinated criminal and civil investigations being conducted by the DOJ, the Canadian Competition Bureau and the EC (collectively, the “Governmental Authorities”) with respect to possible antitrust violations relating to the sale and marketing of certain other products~~, including~~

~~ethylene propylene diene monomer (EPDM);~~.  The Governmental Authorities are each conducting investigations with respect to various classes of heat stabilizers~~, including tin-based stabilizers and precursors, mixed metal stabilizers and epoxidized soybean oil (ESBO)~~; nitrile rubber; and, in the case of the DOJ and the Canadian Competition Bureau, urethanes and urethane chemicals.  ~~The DOJ has notified the Company that its investigations with respect to EPDM and Plastics are closed, and the EC has notified the Company that it has closed its investigation with respect to urethanes, urethane chemicals and EPDM.~~  Such investigations concern anticompetitive practices, including price fixing and customer or market allocations, undertaken by the Company and such subsidiaries and certain of their officers and employees. The Company and its subsidiaries that are subject to the investigations have received from each of the Governmental Authorities verbal or written assurances of conditional amnesty from prosecution and fines. The EC~~’s grant~~ has granted conditional amnesty with respect to certain classes of heat stabilizers ~~is presently limited to tin-based stabilizers and their precursors, but the Company expects to be granted conditional amnesty by the EC with respect to mixed metal stabilizers and ESBO~~.  The assurances of amnesty are conditioned upon several factors, including continued cooperation with the Governmental Authorities. The Company is actively cooperating with the Governmental Authorities regarding such investigations.

Internal Investigation

The Company has completed its internal investigation of the Company’s business and products to determine compliance with applicable antitrust law and with the Company’s antitrust guidelines and policies. During the course of its internal investigation, the Company strengthened its training and compliance programs and took certain actions with respect to certain employees, including termination of employment and other disciplinary actions.

Impact upon the Company

The Company does not expect the previously described resolution of the rubber chemicals investigations by the United States, Canada and the EU to have a material adverse effect on its cash flows.  However, the resolution of any other possible antitrust violations against the Company and certain of its subsidiaries and the resolution of any civil claims now pending or hereafter asserted against them may have a material adverse effect on the Company’s financial condition, results of operations, cash flows or prospects. No assurances can be given regarding the outcome or timing of these matters.

~~The Company’s antitrust costs, which are comprised primarily of settlements and legal costs, increased from $12.8 million (pre-tax) during the immediately prior fiscal quarter ended March 31, 2006 to $32.3 million (pre-tax) for the fiscal quarter ended June 30, 2006.  The antitrust costs for the second quarter of 2006 include $26.3 million primarily for settlement offers made to certain rubber chemicals claimants and $6.0 million for legal costs associated with the antitrust investigations and civil lawsuits.  The Company expects to continue to incur costs, which may be substantial, until all antitrust investigations are concluded and civil claims are resolved.~~

Civil Lawsuits

Except for those actions indicated as being subject to a settlement agreement, dismissed by the applicable court or as otherwise provided, the actions described below under “Civil Lawsuits” are in early procedural stages of litigation.  Although the actions described below have not had a material adverse impact on the Company, we cannot predict the outcome of any of those actions. The Company will seek cost-effective resolutions of the various pending and threatened legal proceedings against the Company; however, the resolution of any civil claims now pending or hereafter asserted against the Company or any of its subsidiaries could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.  Except for direct purchaser claims with respect to rubber chemicals, ethylene propylene diene monomer (EPDM), nitrile rubber and urethanes, the Company has not recorded a charge for potential liabilities and expenses in connection with the civil claims not subject to any settlement agreement, because such costs cannot be reasonably estimated at this time.

At June 30, 2006 and December 31, 2005, the Company had reserves related to the civil lawsuits described below of $87.5 million and $57.6 million, respectively, in accrued expenses on its condensed consolidated balance sheets for the US and Canadian civil lawsuits.  We review our reserves for civil lawsuits on a quarterly basis.  We also adjust our reserves quarterly to reflect our current best estimates.  We increased our reserves during the six month period ended June 30, 2006 to reflect the increase in actual settlement offers in the direct purchaser rubber chemicals, EPDM, nitrile rubber and urethane matters.

U.S. ~~Federal~~Civil Antitrust Actions

Partially Terminated Global Settlement Agreement. On January 11, 2005, the Company and plaintiff class representatives entered into a Settlement Agreement (the “Global Settlement Agreement”) that was intended to resolve, with respect to the Company, three consolidated direct purchaser class action lawsuits ~~that were filed in the United States District Courts in the District of Connecticut, Western District of Pennsylvania and the Northern District of California, respectively,~~filed against the Company, its subsidiary Uniroyal Chemical Company, Inc., now known as Chemtura USA Corporation (referred to as “Uniroyal” for purposes of the description of the Company’s civil lawsuits), and other companies, by plaintiffs on behalf of themselves and classes consisting of all persons or entities who purchased EPDM, nitrile rubber and rubber chemicals, respectively, in the United States directly from one or more of the defendants or any predecessor, parent, subsidiary or affiliates thereof, at any time during various periods, with the earliest commencing on January 1, 1995. The complaints in the consolidated actions principally alleged that the defendants conspired to fix, raise, maintain or stabilize prices for EPDM, nitrile rubber and rubber chemicals, as applicable, sold in the United States in violation of Section 1 of the Sherman Act and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities.  The Global Settlement Agreement provided that the Company would pay a total of $97.0 million, consisting of $62.0 million with respect to rubber chemicals, $30.0 million with respect to EPDM and $5.0 million with respect to nitrile rubber, in exchange for the final dismissal with prejudice of the foregoing three lawsuits as to the Company and a complete release of all claims against the Company set forth in the lawsuits.

~~At June 30, 2006, the Company has a remaining reserve of $74.3 million included in accrued expenses on its consolidated balance sheet relating to this Global Settlement Agreement.  The~~

~~$74.3 million accrual covers all direct purchaser antitrust claims in the rubber, EPDM urethanes and nitrile rubber civil cases in the United States, for which a reasonable estimate can be made.  The accrual represents the Company’s estimate of probable liability on these matters.  The Company periodically reviews its accruals as additional information becomes available, and may adjust its accruals based on later occurring events.  The Company is unable to estimate the reasonable possible loss in excess of the accrual, but the aggregate amount claimed in the various matters subject to the accrual is materially in excess of the accrual.  The remaining direct and indirect lawsuits not covered by the accrual are in the early procedural phase of litigation, and the Company cannot make any reasonable estimate of the probable liability associated with these cases.~~

In accordance with its rights under the Global Settlement Agreement, the Company terminated those parts of the settlement covering rubber chemicals and EPDM following the exercise of opt out rights by certain potential members of the applicable classes.  As a result of the Company’s partial termination of the Global Settlement Agreement, the consolidated direct purchaser class action lawsuits relating to rubber chemicals and EPDM continue to proceed in their respective federal district courts.  The Company is negotiating settlements directly with a number of the larger potential claimants in those actions.  The Company’s settlements with respect to certain of these claimants is described below under “Remaining Direct and Indirect Purchaser Lawsuits.”  The nitrile rubber portion of the Global Settlement Agreement has been approved by the United States District Court for the Western District of Pennsylvania.

ParaTec Elastomers Cross-Claims.   A defendant in the class action lawsuit relating to nitrile rubber, ParaTec Elastomers LLC, a former joint venture in which the Company previously owned a majority interest but now has no interest, has asserted cross claims against the Company and its subsidiary Uniroyal in this class action, seeking indemnification for settlements that ParaTec Elastomers LLC has entered into and damages that ParaTec Elastomers LLC has allegedly suffered or may suffer as a result of the Company’s actions, including the Company’s alleged failure to obtain immunity for ParaTec Elastomers with respect to the EC’s investigation of the sale and marketing of nitrile rubber.  The ParaTec Elastomers complaint seeks damages of unspecified amounts, including attorneys’ fees and punitive damages with respect to certain of the alleged causes of action, injunctive relief, pre- and post-judgment interest, costs and disbursements and such other relief as the court deems just and proper.  On August 6, 2004, the Company filed a motion to dismiss the cross claims, or in the alternative to compel arbitration.  On September 29, 2005, the motion to dismiss was granted with respect to the plaintiff’s claims of violation of the Connecticut Unfair Trade Practices Act, breach of contract, fraud and promissory estoppel.  The motion to dismiss was denied with respect to the plaintiff’s claims for contractual indemnification pursuant to the ParaTec Elastomers LLC Agreement, breach of fiduciary duty and breach of covenant of good faith and fair dealing.  In addition, the court denied the Company’s motion to compel arbitration.  The Company has appealed the denial of its motion to compel arbitration. The Company believes these claims are without merit, as they relate to conduct occurring exclusively after the ParaTec Elastomers was sold.  No accrual has been made because we believe the likelihood of any loss is remote.

Remaining Direct and Indirect Purchaser Lawsuits. The Company, individually or together with its subsidiary Uniroyal, and other companies, continues to be or has become a defendant in certain direct and indirect purchaser lawsuits filed in federal courts during the period from May 2004 through January 2006 and in certain state court antitrust class action lawsuits filed in state courts during the period from October 2002 to January 2006 involving the sale of rubber chemicals, EPDM, polychloroprene, nitrile rubber, plastic additives, and urethanes and urethane chemicals.

The complaints in ~~the direct purchaser~~these actions (as further described below) principally allege that the defendants conspired to fix, raise, maintain or stabilize prices for rubber chemicals, EPDM, polychloroprene, nitrile rubber, plastic additives, or urethanes and urethane chemicals, as applicable, sold in the United States in violation of Section 1 of the Sherman Act or in violation of certain antitrust statutes and consumer protection and unfair or deceptive practices laws of the relevant jurisdictions and that this caused injury to the plaintiffs who paid artificially inflated prices for such products as a result of such alleged anticompetitive activities. ~~With respect to the direct purchaser class action relating to rubber chemicals filed in the United States District Court, Middle District of Tennessee (as further described below), the complaint also alleges that the defendants conspired to fix, raise, stabilize and maintain the price of rubber chemicals and allocate markets in the named jurisdictions in violation of the Tennessee Trade Practices Act.  With respect to the indirect purchaser class action relating to plastic additives (as further described below), the complaint principally alleges that the defendants conspired to fix, raise, stabilize and maintain the price of plastic additives and allocate markets and customers in the named jurisdictions in violation of certain antitrust statutes and consumer protection and unfair or deceptive practices laws of the relevant jurisdictions, and that this caused injury to purchasers in the foregoing states who paid more to purchase indirectly plastics additives as a result of such alleged anticompetitive activities.~~  With respect to the complaints relating to the sale of polychloroprene (as further described below), although the Company does not sell or market polychloroprene, the complaints allege that the Company and producers of polychloroprene conspired to raise prices with respect to polychloroprene and the other products included in the complaint collectively in one conspiracy.  In each of the foregoing actions, the plaintiffs seek, among other things, treble damages of unspecified amounts, costs (including attorneys’ fees) and injunctive relief preventing further violations ~~of the Sherman Act (with respect to the direct purchaser actions)~~ or the improper conduct alleged in the complaint ~~(with respect to the indirect purchaser class action)~~.

~~•~~              Rubber Chemicals. With respect to rubber chemicals, the Company, Uniroyal and other companies remain defendants in the consolidated rubber chemicals direct purchaser lawsuit previously subject to the Global Settlement Agreement.  The ~~Company has settled claims in two previously pending direct purchaser lawsuits.  The~~ Company and Uniroyal are also defendants in a direct purchaser lawsuit filed in the United States District Court, Middle District of Tennessee.  ~~The plaintiffs in a previously pending indirect purchaser lawsuit filed in the United States District Court, Eastern District of Tennessee filed a Notice of Voluntary Dismissal on April 27, 2006.~~

~~•~~           The first direct purchaser lawsuit, as amended, was filed on March 15, 2005 in the United

States District Court, Northern District of California~~, by plaintiffs on behalf of themselves and a class consisting of all persons and entities who purchased rubber chemicals in the United States directly from any of the defendants or from any present or former parent, subsidiary or affiliate thereof at any time during the period from May 1, 1995 to December 31, 2001.~~ . The plaintiffs in this lawsuit consist of the plaintiffs that had been previously subject to the now partially terminated Global Settlement Agreement.  In the fourth quarter of 2005, the Company and Uniroyal entered into settlement agreements with four plaintiffs in this lawsuit~~, as well as the plaintiffs in two previously pending direct purchaser lawsuits filed in Pennsylvania and Ohio by RBX Industries, Inc. and Goodyear Tire & Rubber Company, respectively.  The purchases by these plaintiffs represent over half of the Company’s relevant U.S. rubber chemicals sales during the periods covered by the lawsuits~~.  Pursuant to these settlement agreements, the Company paid an aggregate of $50.8 million in exchange for the plaintiffs’ release of their claims against the Company. The settlement agreement with Goodyear Tire & Rubber Company also resolves Goodyear’s federal direct purchaser lawsuit against the Company with respect to ~~purchases~~sales in the United States of EPDM and polychloroprene, as described below, and the aggregate settlement amount of $50.8 million includes the settlement amount for such other lawsuit.  The settlement represents the majority of the exposure in these cases.  A trial date has not yet been set.

~~In connection with these settlements in the rubber chemical cases, the Company reduced the accrual for its probable loss in the remaining unsettled cases by $11 million in the fourth quarter of 2005.  The Company revised its accrual to reflect its actual experience in the settled cases, which cases constituted a majority of the claims and included some of the largest claimants.~~

~~•~~           The second lawsuit was filed on June 29, 2006, in the United States District Court, Middle District of Tennessee by Bridgestone Americas Holding, Inc, Bridgestone Firestone North American Tire, LLC, Bandag, Incorporated, and Pirelli Tire, LLC with respect to purchases of rubber chemicals from one or both of the defendants.

~~•              The third lawsuit was filed on March 9, 2005, in the United States District Court, Northern District of Ohio (now transferred to the Northern District of California), by Parker Hannifin Corporation and PolyOne Corporation with respect to purchases of rubber chemicals from one or more of the defendants.  The claims with respect to this lawsuit have been settled.~~

~~•              The fourth lawsuit was filed on June 1, 2005, in the United States District Court, Northern District of California, by Caterpillar Inc., Carlisle Companies Incorporated and certain subsidiaries of Carlisle Companies Incorporated with respect to purchases of rubber chemicals from one or more of the defendants.  The claims with respect to this lawsuit have been settled.~~

The Company and certain of its subsidiaries also remain defendants in seven pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, Pennsylvania, Tennessee and West Virginia between October 2002 and March 2004.  Plaintiffs in the California lawsuit were denied class certification on January 30, 2006. Two of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below. The Company and its defendant subsidiaries have filed motions to dismiss with respect to six of the seven pending lawsuits. Certain motions to dismiss remain pending, and other motions to dismiss have been denied by the applicable court, which are being, or will be, appealed by the Company and its defendant subsidiaries.

~~•~~              EPDM. With respect to EPDM, the Company, Uniroyal and other companies are defendants in four direct purchaser lawsuits, including the consolidated EPDM direct purchaser lawsuit previously subject to the Global Settlement Agreement~~.~~

 ~~•              The first lawsuit, as amended, was filed on July 1, 2004,~~, filed in the United States District Court, District of Connecticut, ~~by plaintiffs on behalf of themselves and a class consisting of all persons and entities who purchased EPDM in the United States directly from any of the defendants or from any predecessor, subsidiary or affiliate thereof at any time during the period from January 1, 1997 to December 31, 2001.~~

 ~~•              The second lawsuit was filed on July 28, 2004, in~~ the United States District Court, Eastern District of Pennsylvania ~~(now transferred to the District of Connecticut), by RBX Industries, Inc.~~

 ~~•              The third lawsuit was filed on June 1, 2005, in~~, and the United States District Court, Northern District of New York (~~now~~between July 2004 and June 2005.  The Pennsylvania action has been transferred, and the New York action has been conditionally transferred ~~to the District of Connecticut), by Carlisle Companies Incorporated and certain of its subsidiaries with respect to purchases of EPDM from one or more of the defendants.~~, to the United States District Court, District of Connecticut.

~~•              The Company, Uniroyal and other companies are also defendants in one multi-product lawsuit involving EPDM, which is described separately~~

The Company and certain of its subsidiaries also remain defendants in fifteen pending putative class action lawsuits for alleged violations of state law with respect to EPDM filed in California, Florida, Iowa, Kansas, Nebraska, New Mexico, New York, North Carolina, Pennsylvania and Vermont between October 2003 and February 2005.  Five of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.

The Company, Uniroyal and other companies are also defendants in one direct multi-product lawsuit described separately under the heading “Multi-Product Lawsuits” below.

~~•~~              Nitrile Rubber. With respect to nitrile rubber, the Company, Uniroyal and other companies are defendants in a multi-product direct purchaser lawsuit involving nitrile rubber, which is described separately below.  The Company and certain of its subsidiaries also remain defendants in fourteen pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, Nebraska, New York, Pennsylvania, Tennessee and Vermont between March 2004 and February 2005.  Five of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.

~~•~~              Plastics Additives. With respect to plastic additives, the Company and other companies are defendants in ~~one direct purchaser lawsuit and~~ one indirect purchaser lawsuit.

 ~~•              The first lawsuit was~~ filed ~~on December 28, 2004,~~ in the United States District Court, ~~Northern District of Ohio, by PolyOne Corporation with respect to purchases of plastic additives from one or more of the defendants. The claims with respect to this lawsuit have been settled.~~Eastern District of Pennsylvania in August 2005.  The Company remains a defendant in two pending putative class action lawsuits for alleged violations of state law filed in California and Nebraska between May 2004 and February 2005.

~~•              The second lawsuit is a class action lawsuit, filed in August 2005, as thereafter amended, in the United States District Court, Eastern District of Pennsylvania, by plaintiffs on behalf of themselves and a class consisting of all persons and business entities within Arizona, Tennessee and Vermont that indirectly purchased products containing plastic additives manufactured, sold or distributed by the defendants, other than for resale, at any time from January 1, 1990 to January 31, 2003.~~

~~•~~              Urethanes. With respect to urethanes, the Company, Uniroyal and other companies are defendants in a consolidated direct purchaser class action lawsuit filed ~~on~~in November ~~19, 2004,~~2004 in the United States District Court, District of Kansas~~, by plaintiffs on behalf of themselves and a class consisting of all persons and entities who purchased urethanes in the United States directly from any of the defendants or from any present or former parent, subsidiary or affiliate thereof at any time during the period from January 1, 1998 to the present~~. This action consolidates twenty-six direct purchaser class action lawsuits previously described in the Company’s prior periodic reports filed with the Securities and Exchange Commission.  The plaintiffs’ class certification motion is pending.  With respect to Urethanes, the Company remains a defendant in eighteen pending putative class action lawsuits for alleged violations of state law filed in California, Florida, Massachusetts, New York, Pennsylvania and Tennessee, between March 2004 and October 2005.  Five of these lawsuits are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.

Multi-Product Lawsuits.~~•~~              The remaining federal purchaser lawsuit is a multi-product lawsuit for alleged violations of state law.  The Company, Uniroyal and other companies are also defendants in a direct purchaser lawsuit filed on November 16, 2004, in the United States District Court, Northern District of Ohio, by Parker Hannifin Corporation and PolyOne Corporation with respect to purchases of EPDM, nitrile rubber and polychloroprene from one or more of the defendants.  This action has been transferred to the District of Connecticut. Parker Hannifin Corporation’s claims with respect to the nitrile rubber portion of this suit have been settled.  All of PolyOne’s claims with respect to this lawsuit have been settled.  In December 2005, the Company and Uniroyal entered into a settlement agreement with Goodyear Tire & Rubber Company with respect to ~~a previously pending single direct purchaser lawsuit filed on May 7, 2004, as amended, in the United States District Court, Northern District of Ohio (subsequently transferred to the District of Connecticut), by Goodyear Tire & Rubber Company with respect to~~ purchases of EPDM and polychloroprene.  This settlement agreement also resolves the federal direct purchaser lawsuit by Goodyear Tire & Rubber Company against the Company with respect to rubber chemicals, as described above.

~~State Court Antitrust Class Actions~~

~~Rubber Chemicals. With respect to rubber chemicals, the Company, certain of its subsidiaries and other companies remain defendants in seven pending putative indirect purchaser class action lawsuits filed during the period from October 2002 through January 2006 in state courts.~~

~~•              Four of the outstanding seven lawsuits were filed in California, Florida, Tennessee and West Virginia, from October 2002 through February 2003, and the putative class in each lawsuit comprises all persons within each of the applicable states who purchased tires other than for resale that were manufactured using rubber processing chemicals sold by the defendants since 1994.  The complaints principally allege that the defendants agreed to fix, raise, stabilize and maintain the price of rubber processing chemicals used as part of the tire manufacturing process in violation the laws of these states and that this caused injury to individuals who paid more to purchase tires as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, treble damages of an unspecified amount, interest and attorneys’ fees and costs.  Plaintiffs in the California lawsuit were denied class certification on January 30, 2006.  A previously pending putative indirect purchaser action filed in Minnesota was dismissed by the court on August 29, 2005.  The plaintiff in this case has filed a notice of appeal of the court’s decision.~~

~~•              The fifth lawsuit was filed in Massachusetts on March 17, 2004 and amended on April 21, 2004, and the putative class comprises all natural persons within Massachusetts who purchased for non-commercial purposes any product containing rubber chemicals sold by the defendants or any subsidiary or affiliate thereof, or any co-conspirator, from January 1, 1994 through December 31, 2001 and who are residents of Massachusetts. The complaint principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in Massachusetts and throughout the United States in violation of the laws of that state and that the plaintiff and the alleged class were injured. The plaintiff seeks, among other things, double or treble damages of an unspecified amount, interest and attorneys’ fees and costs.~~

~~•              The remaining two lawsuits, one filed in Florida on May 25, 2004, as thereafter amended, and the other filed in Pennsylvania on February 14, 2005, as thereafter amended, are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.~~

~~The Company and its defendant subsidiaries have filed motions to dismiss with respect to six of the seven pending lawsuits. Certain motions to dismiss remain pending, and other motions to dismiss have been denied by the applicable court, which are being, or will be, appealed by the Company and its defendant subsidiaries.~~

~~EPDM. With respect to EPDM, the Company, its subsidiary Uniroyal, and other companies are defendants in fifteen pending putative indirect purchaser class action lawsuits filed during the period of October 2003 through February 2005 in state courts.~~

~~•              Nine of the outstanding fifteen lawsuits were filed in California, North Carolina, Florida, New York, Iowa, New Mexico, Vermont, Nebraska and Kansas, respectively, from October 2003 through February 2005, and the putative class of each action comprises all persons or entities in each of the applicable states who purchased indirectly EPDM at any time from the~~

~~defendants or any predecessors, parents, subsidiaries, or affiliates thereof from at least January 1, 1994. The complaints principally allege that the defendants conspired to fix, raise, stabilize, and maintain the price of EPDM and allocate markets and customers in the United States, including foregoing states, respectively, in violation of the laws of those states and that this caused injury to purchasers who had paid more to purchase indirectly EPDM as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, single or treble damages of an unspecified amount, costs (including attorneys’ fees), and disgorgement of profits. The Company and its defendant subsidiaries have filed motions to dismiss on substantive and personal jurisdictional grounds or answers with respect to most of the foregoing actions.  Certain motions to dismiss remain pending, and other motions to dismiss have been denied by the applicable court.~~

~~•              The tenth lawsuit was filed in Tennessee on December 22, 2004, and the putative class comprises all persons or business entities in Tennessee, 24 other states and the District of Columbia that purchased indirectly EPDM manufactured, sold or distributed by the defendants, other than for resale, from January 1994 to December 2002. The complaint principally alleges that the defendants conspired to fix, raise, stabilize, and maintain the price of EPDM and allocate markets and customers in the United States, including the foregoing states, respectively, in violation of the laws of those states and that this caused injury to purchasers who paid more to purchase indirectly EPDM as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, single or treble damages of an unspecified amount, costs (including attorneys’ fees), and disgorgement of profits.~~

~~•              The five remaining lawsuits, filed in Massachusetts, Florida, California, New York and Pennsylvania, respectively, between May 2004 and February 2005, as thereafter amended, are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.~~

~~Plastic Additives. With respect to plastic additives, the Company and other companies are defendants in two pending putative indirect purchaser class action lawsuits.  The two outstanding lawsuits were filed in California and Nebraska, respectively, and the putative class of each action comprises all persons or entities in each of the applicable states who purchased indirectly plastic additives at any time from any of the defendants, other than for resale, during various periods, each commencing on January 1, 1990.  Each of the foregoing lawsuits principally alleges that the defendants and co-conspirators agreed to fix, raise, stabilize and maintain the price of plastic additives in violation of the laws of jurisdictions named in the complaints, as applicable, and that this caused injury to purchasers who paid more to purchase plastic additives as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, treble damages of an unspecified amount, costs (including attorneys’ fees) and/or injunctive relief preventing the defendants from continuing the unlawful activities alleged in the complaint. The Company has filed motions to dismiss in both of these cases, two of which have been denied by the applicable court and one of which remains pending.~~

~~Nitrile Rubber. With respect to nitrile rubber, the Company, its subsidiary Uniroyal, and other companies are defendants in fourteen pending putative indirect purchaser class action lawsuits filed during the period of March 2004 through February 2005 in state courts.  A previously pending indirect purchaser lawsuit filed in Arizona has been dismissed.~~

~~•              Six of the outstanding fifteen lawsuits were filed in California from March 2004 to August 2004. The putative classes in these actions comprise all persons or entities in California who purchased indirectly nitrile rubber from any of the defendants at various times from January 1, 1994. The complaints principally allege that the defendants conspired to fix, raise, stabilize and maintain the price of nitrile rubber and allocate markets and customers in the United States and California in violation of the laws of that state and that this caused injury to purchasers who paid more to purchase, indirectly, nitrile rubber as a result of such alleged anticompetitive activities. The plaintiffs in these actions seek, among other things, treble damages of an unspecified amount, costs (including attorneys’ fees), and disgorgement of profits. By agreement, plaintiffs in the six California actions will file a consolidated amended complaint. The lawsuits filed in California have been stayed until a complaint consolidating the lawsuits has been filed.~~

~~•              One of the outstanding lawsuits was filed in Tennessee on December 22, 2004. The putative class comprises all individuals and entities in 23 states and the District of Columbia who purchased indirectly nitrile rubber from the defendants or any of their co-conspirators, parents, predecessors, successors, subsidiaries and affiliates from January 1, 1994 to the present. The complaint principally alleges that the defendants conspired to fix, raise, stabilize and maintain the price of nitrile rubber and allocate markets and customers in Tennessee and the other named jurisdictions in violation of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act of 1977, as well as the common law of the other named jurisdictions, and that this caused injury to purchasers in the foregoing states who paid more to purchase, indirectly, nitrile rubber as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, treble damages of unspecified amounts and costs (including attorneys’ fees).~~

~~•              Two of the outstanding lawsuits were filed in Vermont and Nebraska from January 2005 through February 2005, and the putative class of each action comprises all persons or entities in each of the applicable states who purchased indirectly nitrile rubber manufactured, sold or distributed by the defendants, other than for resale, during January 1, 1995 through June 30, 2003. The complaints principally allege that the defendants conspired to fix, raise, stabilize and maintain the price of nitrile rubber in violation of the laws of these states. The plaintiffs seek, among other things, damages of unspecified amounts and costs (including attorneys’ fees).~~

~~•              The five remaining lawsuits, filed in Massachusetts, Florida, California, New York and Pennsylvania, respectively, between May 2004 and February 2005, as thereafter amended, are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.~~

~~The Company has filed motions to dismiss on substantive and personal jurisdictional grounds with respect to four of the pending non-multi-product lawsuits described above, one of which has been denied by the applicable court.~~

~~Urethanes. With respect to our urethanes business, the Company, its subsidiary Uniroyal, and other companies are defendants in eighteen pending putative indirect purchaser class action lawsuits in six states.~~

~~•              Eleven of the outstanding eighteen lawsuits were filed in California from March through June 2004. The putative class in the California actions comprises all persons or entities in California who purchased indirectly urethanes from any of the defendants at any time during various periods with the earliest commencing on January 1, 1990.  The lawsuits filed in California have been stayed until a complaint consolidating the lawsuits has been filed.~~

~~•              One of the lawsuits was filed in Tennessee on April 28, 2004. The putative class comprises all natural persons who purchased indirectly urethanes during the period from January 1, 1994 to April 2004.~~

~~•              One of the lawsuits was filed in Florida on October 28, 2005.  The putative class is comprised of all individuals or entities in any of 21 states or the District of Columbia who indirectly purchased urethanes manufactured or sold by the defendants at any time during the period from January 1, 1999 through December 31, 2004.  The Company has filed a motion to dismiss with respect to this lawsuit.  The Company has filed a motion to dismiss with respect to this lawsuit.~~

~~•              The five remaining lawsuits, filed in Massachusetts, Florida, California, New York and Pennsylvania, respectively, between May 2004 and February 2005, as thereafter amended, are multi-product lawsuits and are described under the heading “Multi-Product Lawsuits” below.~~

~~The foregoing lawsuits principally allege that the defendants conspired to fix, raise, stabilize and maintain the price of urethanes and allocate markets and customers in violation of the laws of the applicable jurisdictions, and that this caused injury to purchasers who paid more to purchase, indirectly, urethanes as a result of such alleged anticompetitive activities. The plaintiffs seek, among other things, treble damages of an unspecified amount, costs (including attorneys’ fees), and/or disgorgement of profits.~~

~~Multi-Product Lawsuits.~~ The Company, its subsidiary Uniroyal, and other companies are defendants in five pending putative indirect purchaser class action lawsuits in five states that each involve multiple products. Two of the outstanding multi-product lawsuits relate to purchases of any product containing rubber and urethane products, defined to include rubber chemicals, EPDM, nitrile rubber and urethanes.  The remaining three outstanding multi-product lawsuits relate to purchases of any product containing rubber and urethane products, defined to include EPDM, nitrile rubber, urethanes.  The complaints in these lawsuits principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in the applicable state and throughout the United States in violation of the laws of that state, and that the plaintiff and the alleged class were injured.

~~•           One of the outstanding multi-product lawsuits was filed in Florida on May 25, 2004, as thereafter amended, and the putative class comprises all natural persons who, within Florida, 19 other states and the District of Columbia, purchased for non-commercial purposes any product containing rubber and urethane products (defined to include rubber chemicals, EPDM, nitrile rubber and urethanes) manufactured or sold by any of the defendants, and which were the subject of price-fixing by any of the defendants or any co-conspirator, at any time from January 1, 1994 through December 31, 2004. The complaint principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in Florida, 19 other~~

~~states and the District of Columbia in violation of the laws of these states and the District of Columbia, and that the plaintiff and the alleged class were injured. The plaintiff seeks, among other things, damages of an unspecified amount, interest and attorneys’ fees and costs. On March 16, 2005, the Company filed motions to dismiss the lawsuit, which remain pending.~~

At June 30, 2006, the Company has a remaining reserve of $81.0 million included in accrued expenses on its consolidated balance sheet relating to the Global Settlement Agreement and the remaining direct and indirect purchaser lawsuits.  The $81.0 million accrual covers all direct purchaser antitrust claims in the rubber, EPDM, plastics additives, urethanes and nitrile rubber civil cases in the United States, for which a reasonable estimate can be made.  The accrual represents the Company’s estimate of probable liability on these matters.  The Company periodically reviews its accruals as additional information becomes available, and may adjust its accruals based on later occurring events.  As none of these claims have been reduced to judgment, or are otherwise subject to existing settlements unrelated to the Global Settlement Agreement, the Company is unable to estimate the reasonable possible loss in excess of the accrual, but the aggregate amount claimed in the various matters subject to the accrual is materially in excess of the accrual.  The remaining direct and indirect lawsuits not covered by the accrual are in the early procedural phase of litigation, and therefore, the Company cannot make any reasonable estimate of the probable or reasonably possible liability associated with these cases.

~~•              The second multi-product lawsuit was filed in Pennsylvania on February 14, 2005, as thereafter amended, and the putative class comprises all natural persons who, within Pennsylvania, purchased for non-commercial purposes any product containing rubber and urethane products (defined to include rubber chemicals, EPDM, nitrile rubber, urethanes) manufactured or sold by any of the defendants, and which were the subject of price-fixing by any of the defendants or any co-conspirator, at any time from January 1, 1994 through December 31, 2004.  The complaint principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in the applicable state and throughout the United States in violation of the laws of that state, and that the plaintiff and the alleged class were injured. The plaintiff seeks, among other things, damages of an unspecified amount, interest and attorneys’ fees and costs.  The Company filed a motion to dismiss this action, which was denied.~~

~~•              The remaining three outstanding multi-product lawsuits were filed between February 2005 and February 2006, as thereafter amended, in Massachusetts, California and New York, respectively, and the putative class comprises all natural persons who, within the applicable state, purchased for non-commercial purposes any product containing rubber and urethane products (defined to include EPDM, nitrile rubber, urethanes) manufactured or sold by any of the defendants, and which were the subject of price-fixing by any of the defendants or any co-conspirator, at any time from January 1, 1994 through December 31, 2004. Each of the complaints principally alleges that the defendants agreed to fix, raise, stabilize and maintain the price of rubber chemicals distributed or sold in the applicable state and throughout the United States in violation of the laws of that state, and that the plaintiff and the alleged class were~~

~~injured. The plaintiff in each lawsuit seeks, among other things, damages of an unspecified amount, interest and attorneys’ fees and costs.~~

Canadian Antitrust Actions

EPDM. The Company and the plaintiffs in three previously disclosed Canadian class action lawsuits relating to EPDM have entered into a settlement agreement, dated as of September 19, 2005 (the “EPDM Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, the three lawsuits filed in ~~the Quebec Superior Court (District of Quebec), the Ontario Superior Court of Justice and the Supreme Court of British Columbia, respectively. The lawsuits were filed on behalf of residents of Canada who purchased, used or received EPDM or who purchased products containing EPDM between January 1, 1994 and December 31, 2002. Each of the foregoing complaints principally alleged that the Company conspired with other defendants to restrain unduly competition in the sale of EPDM and to inflate artificially the sale price of EPDM in violation of Canada’s Competition Act, and that this caused injury to purchasers who paid artificially inflated prices for EPDM or products containing EPDM. The plaintiffs sought, among other things, authorization to commence a class action, recovery of the additional revenues generated by the artificial inflation of the price of EPDM, exemplary and punitive damages, attorneys’ fees and costs~~Canada.

The EPDM Settlement Agreement required that the Company pay CDN $4.5 million (approximately U.S. $3.9 million) to the class claimants in Canada covering all direct and indirect purchasers of EPDM during the class period of January 1, 1997 to December 31, 2001 in exchange for the final dismissal with prejudice of the lawsuit as to the Company and its subsidiary defendants and a complete release of all claims against the Company and its subsidiary defendants set forth in the lawsuits.  This settlement amount was accrued in the third quarter of 2005 and was paid in the fourth quarter of 2005. The EPDM Settlement Agreement, which has been approved by the applicable courts, permitted potential class members to opt out of the class and the Company to recover a portion of the settlement funds with respect to those potential class members that chose to opt out of the settlement. The opt-out period expired on March 6 and one class member opted out.  In April of 2006, the Company recovered CDN $338,309 (approximately U.S. $300,000) in previously paid settlement funds related to this opt-out.

Rubber Chemicals. The Company has entered into a settlement agreement, dated December 1, 2005 (the “Rubber Chemicals Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, four Canadian class action lawsuits ~~filed in the Quebec Superior Court (District of St. Francois), the Quebec Superior Court (District of Montreal), the Ontario Superior Court of Justice and the Supreme Court of British Columbia between May 2004 and February 2005. The lawsuits were filed on behalf of persons and certain entities that purchased rubber chemicals or products containing rubber chemicals directly or indirectly from the defendants during various periods commencing July 1995 and ending as late as December 2001. Three of those complaints alleged that the Company conspired with other defendants to restrain unduly competition in the sale of rubber chemicals and to inflate artificially the sale price of the rubber chemicals in violation of Canada’s Competition Act, and that this caused injury to purchasers who paid artificially inflated prices for such rubber~~

~~chemicals. The fourth complaint alleged that the Company conspired with other defendants to coordinate the timing and amounts of price increases for certain rubber chemicals and to allocate customers and sales volumes amongst themselves in violation of Canada’s Competition Act, and that this caused injury to purchasers who paid artificially inflated prices for rubber chemicals or products containing rubber chemicals. The plaintiffs in each lawsuit sought, among other things, recovery of the additional revenues generated by the artificial inflation of the price of rubber chemicals, general and punitive damages, attorney’s fees and costs~~.

The Rubber Chemicals Settlement Agreement proposes the certification of the lawsuits as class actions for purposes of the settlement and provides that the Company will pay CDN $7.2 million (approximately U.S. $6.5 million) to the class claimants in Canada covering all persons who purchased rubber chemicals products in Canada during the class period of July 1, 1995 to December 31, 2001, in exchange for the final dismissal with prejudice of the lawsuits as to the Company and its defendant subsidiaries and a complete release of all claims against the Company and its defendant subsidiaries set forth in the lawsuits. The Rubber Chemicals Settlement Agreement has been approved by the courts in Ontario, Quebec and British Columbia.  The opt out period during which potential class members may opt out of the class is expected to end on or about September 18, 2006.  The Company may recover a portion of the settlement funds with respect to up to four potential class members who choose to opt out of the settlement.

Polyester Polyols (previously described as Urethanes and Urethane Chemicals). The Company and the plaintiffs in two Canadian class action lawsuits relating to polyester polyols (which is a chemical used in the manufacture of polyurethanes) or products that directly or indirectly contain or are derived from polyester polyols (collectively, “Polyester Polyols”) have entered into a settlement agreement, dated November 8, 2005 (the “Polyester Polyols Settlement Agreement”), that is intended to resolve, with respect to the Company and its defendant subsidiaries, the Canadian lawsuits ~~filed in the Ontario Superior Court of Justice and the Superior Court of Quebec, against the Company, its subsidiaries Crompton Canada Corporation, Crompton Co./Cie and Uniroyal, and other companies. The lawsuits were filed on behalf of proposed classes of persons and entities in Canada who purchased Polyester Polyols during the period from at least February 1998 to December 2002. The lawsuits principally alleged that the Company conspired with other defendants to raise, fix, maintain or stabilize the price of and to allocate markets and customers for the sale of Polyester Polyols in Canada in violation of Canada’s Competition Act, and that this caused injury to purchasers who paid artificially inflated prices for Polyester Polyols. The plaintiffs sought, among other things, general and punitive damages, interest and costs~~.

The Polyester Polyols Settlement Agreement proposes the certification of the lawsuits as class actions for purposes of the settlement and provides that the Company will pay CDN $69,000 (approximately U.S. $60,000) to the class claimants in Canada who purchased Polyester Polyols in Canada during the class period of February 1, 1998 to December 31, 2002, in exchange for the final dismissal with prejudice of the lawsuits as to the Company and its defendant subsidiaries and a complete release of all claims against the Company and its defendant subsidiaries set forth in the lawsuits. The Polyester Polyols Settlement Agreement, which is subject to the approval of the courts in Ontario and Quebec identified above and notice to class members, permits potential class members to opt out of the class and the Company to recover a portion of the settlement funds with respect to certain potential class members that choose to opt out of the settlement.

At June 30, 2006, the Company has a remaining reserve of $6.5 million included in accrued expenses on its consolidated balance sheet relating to the direct and indirect purchaser lawsuits for Canadian matters.

Antitrust Costs

The Company’s antitrust costs, which are comprised primarily of settlements, payments and legal costs, were $45.1 million (pre-tax) for the six months ended June 30, 2006. The antitrust costs included $34.1 million of expense primarily for additional accruals related to settlement offers made to certain rubber chemical plaintiffs and $11.0 million for legal costs associated with antitrust matters.  The Company’s antitrust costs for the second quarter of 2006 include $26.3 million primarily for settlement offers made to certain rubber chemicals claimants and $6.0 million for legal costs associated with the antitrust investigations and civil lawsuits.  The Company expects to continue to incur costs, which may be substantial, until all antitrust investigations are concluded and civil claims are resolved.

The related Reserve Activity is summarized as follows (amounts shown are in thousands):

Governmental Reserves:

	U.S. DOJ Fines	Canada Federal Fines	Total U.S. and Canada Fines	European Commission
Reserve Balance 12/31/05	$40,645	$6,150	$46,795	$16,051
Payments	(6,000)	(961)	(6,961)	(16,548)
Antitrust costs, excluding legal fees	—	72	72	—
Accretion - Interest	1,160	181	1,341
Foreign Currency Translation	—	281	281	497
Reserve Balance 06/30/06	$35,805	$5,723	$41,528	$—

Civil Case Reserves:

	U.S. Civil Matters	Canada Civil Matters	Total Civil Matters
Reserve Balance 12/31/05	$51,411	$6,154	$57,565
Payments	(4,308)	(59)	(4,367)
Antitrust costs, excluding legal fees	33,937	59	33,996
Foreign Currency Translation	—	303	303
Reserve Balance 06/30/06	$81,040	$6,457	$87,497